August 28, 2007	Julie M. Robinson

T: (858) 550-6092 robinsonjm@cooley.com
Via Edgar and Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: James Peklenk, Staff Accountant

Re:	Gen-Probe Incorporated Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File No. 001-31279
Dear Mr. Peklenk:
This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to follow-up comments received orally by the Company from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) via telephone on August 16 and August 24, 2007 with respect to the above-referenced Form 10-K (the “10-K”). The numbering and text of the paragraphs below corresponds to your oral comments.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Intangible assets by asset class and related accumulated amortization, page F-19
Comment: Please refer to the registrant’s letter filed on July 18, 2007. We have the following follow-up comments regarding the amortization of the $20 million intangible asset, which was recorded upon payment of the manufacturing access fee to Roche in May 2005:
1) Comment: We believe that amortization of this asset should have begun at the time of payment. We believe that paragraph 12 of SFAS No. 142 requires that, if a pattern of economic benefits cannot be reliably determined, the straight-line amortization method should be used commencing upon acquisition of the intangible asset. Please explain to us further how your accounting complies with paragraphs 11 and 12 of SFAS No. 142.
Response: Paragraph 11 of SFAS No. 142 defines the useful life of an intangible asset as “the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity” and paragraph 12 of SFAS No. 142 prescribes that the intangible asset
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Securities and Exchange Commission
August 28, 2007
Page Two
should “be amortized over the best estimate of its useful life” in a manner reflecting the pattern of use. The Company has advised us that it considered beginning the amortization of the $20 million asset immediately upon payment but, pursuant to paragraphs 11 and 12 of SFAS No. 142, believed that coinciding amortization charges (to cost of product sales) during the commercialization period would better match the expected economic benefits and reflect the predominant (manufacturing access) nature of the agreement. However, in response to the Staff’s comments, the Company has agreed to begin amortization of the $20 million asset, effective July 1, 2007. As indicated below, the Company has conducted a SAB No. 99 materiality analysis and determined that the effect of not commencing this amortization in May 2005 was immaterial to its consolidated financial statements for 2005, 2006 and for the first half of 2007.
2) Comment: Please provide us your SAB No. 99 materiality analysis showing the effect that such amortization would have on the financial statements for fiscal years 2005 and 2006, and for the first half of 2007.
Response: The Company has advised us that it evaluated whether amortizing the Roche manufacturing access fee upon acquisition of the asset would result in the issued financial statements for 2005, 2006 and for the first half of 2007 containing material errors, using quantitative and qualitative considerations, as described in SAB No. 99. Further, pursuant to SAB No. 108, the Company has included in its quantitative analysis both the rollover method (i.e. the error that exists in each year’s income statement) and the iron curtain method (i.e. quantified error includes “carryover effects” of prior year misstatements). Based on the Company’s materiality analysis, as outlined below, the Company has concluded that the effect of not commencing amortization of the intangible asset in May 2005 was immaterial to its consolidated financial statements for 2005, 2006 and for the first half of 2007.
Quantitative Factors
The Company’s quantitative analysis, pursuant to SAB No. 99, is provided below:

(Dollars in thousands)	2005	2006	1st Half of 2007
Net income, as reported	$60,089	$59,498	$48,477
Rollover Method*	$509	$853	$532
% of Net income	0.8%	1.4%	1.1%
Material?	No	No	No
Iron Curtain Method*	$509	$1,362	$1,894
% of Net income	0.8%	2.3%	3.9%
Material?	No	No	No
• Based on straight-line amortization over 15-year economic life (2005-2019), as tax effected at 34.5%, 36.0%, and 20.2%, respectively, for 2005, 2006 and for the first half of 2007.
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Securities and Exchange Commission
August 28, 2007
Page Three
Qualitative Factors
SAB No. 99 discusses qualitative factors that registrants and auditors should consider in assessing materiality. They include the evaluation of the following regarding the misstatement:
•	Does the item arise from an item that can be precisely measured or is an estimate?

An estimate. Commencement, as well as determination, of economic life is a judgment call — between payment of the access fee and beginning of commercialization.

•	Does the item result in a change of earnings or other trends?

Based on the assessment above, the effect of the amortization on any period has not been material to earnings or other trends and is not expected to be material in the future.

•	Does the item result in a failure to meet analysts’ consensus expectations?

No. For each of the reporting periods since payment of the Roche manufacturing access fee in May 2005 (i.e., from the third quarter of 2005 through the second quarter of 2007), the Company’s financial results exceeded analysts’ consensus expectations of diluted earnings per share, and would have exceeded analysts’ consensus expectations even had the Company recorded the amortization, as follows:

			Pro forma results
			access fee
Reporting period	Actual results	Analyst consensus	amortization
3Q05	$0.31	$0.27	$0.31
4Q05	$0.32	$0.30	$0.32
1Q06	$0.27	$0.23	$0.27
2Q06	$0.25	$0.24	$0.25
3Q06	$0.28	$0.26	$0.28
4Q06	$0.32	$0.30	$0.32
1Q07	$0.40	$0.35	$0.40
2Q07	$0.50	$0.41	$0.49
•	Does the result change income to a loss or a loss into income?

No.

•	Does the item have an impact on segment information and related trends?

No.

•	Does the item affect compliance with regulatory requirements?

No.

•	Does the item affect compliance with loan covenants or other contractual requirements?

No

•	Does the item have the effect of increasing management’s compensation?

No

•	Does the item conceal an unlawful act?

No.

•	Was it an intentional misstatement or earnings management by the Company?

No.
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Securities and Exchange Commission
August 28, 2007
Page Four
Conclusion of Evaluating the Effects on Previously Issued Prior Period Financial Statements
Using quantitative (i.e., both the rollover and iron curtain methods) and qualitative factors, the Company has concluded that its quantified misstatement was not material to its consolidated financial statements for 2005, 2006 and for the first half of 2007.
The Company is appreciative of the Staff’s time and assistance on these matters and, as discussed on August 16 and August 24, 2007, it looks forward to receiving a confirmation notice that the Staff has no further comments on its Form 10-K for the fiscal year ended December 31, 2005.
If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.
Sincerely,
Cooley Godward Kronish llp
Julie. M. Robinson, Esq.

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Scott Milsten, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward Kronish LLP
Kasia M. Biernacki, Cooley Godward Kronish LLP

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM